NATURAL ALTERNATIVES INTERNATIONAL

World Leader In Nutritional Science

May 15, 2006

VIA FACSIMILE

(202) 772-9217

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:  Ms. Sonia Barros

                  Division of Corporate Finance

Re:	Amendment No. 1 to Registration Statement on Form S-3

(File No. 333-132191) of Natural Alternatives International, Inc.

Dear Ms. Barros:

On behalf of Natural Alternatives International, Inc. (the “Company”), the undersigned respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be required so that the Company’s Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-132191) (the “Registration Statement”), shall become effective under the Securities Act of 1933, as amended, on May 17, 2006, at 10:00 a.m., Eastern time, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NATURAL ALTERNATIVES INTERNATIONAL, INC., a Delaware corporation

By:	/s/ John R. Reaves
John R. Reaves
Chief Financial Officer

1185 LINDA VISTA DRIVE • SAN MARCOS, CALIFORNIA 92078 • (760) 744-7340 • FAX (760) 744-9589

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